Contact

www.linkedin.com/in/ravi-prakash-87628228 (LinkedIn)

Top Skills

Electronics
Material sc
Social Services

Ravi Prakash

Owner, SES Instruments Pvt. Ltd, Managing Director, Turant Technologies Pvt Ltd
Uttarakhand, India

Summary

Having completed my MTech from IIT Roorkee, I joined our family company of manufacturing electronic measuring instruments and complete laboratory experiments for post graduate physics labs and under graduate electronics labs. Our company SES Instruments Pvt Ltd has since grown multiple folds expanding its market in over 18 countries. We are bow trying to expand our manufacturing base to include EV chargers and batteries. We are looking for some JV with some established players in this field.

Experience

SES Instruments Pvt. Ltd,.
Owner
June 1994 - Present (28 years 5 months)

Turant
Managing Director
February 2021 - Present (1 year 9 months)
India

St Gabriels Academy
Gabrielite Alumni Association
1978 - 1988 (10 years)

Education

Indian Institute of Technology, Roorkee
Master of Technology - MTech, Applied sc · (July 1991 - June 1994)